Filed Pursuant to Rule 433

Registration Statement No. 333-264153

Pricing Term Sheet

January 4, 2024

Take-Two Interactive Software, Inc.

$50,000,000 5.000% Senior Notes due 2026

$300,000,000 4.950% Senior Notes due 2028

Pricing Term Sheet dated January 4, 2024 (this “Pricing Term Sheet”) to the Preliminary Prospectus Supplement dated January 4, 2024 (the “Preliminary Prospectus Supplement”) of Take-Two Interactive Software, Inc. (the “Issuer”).

This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Terms Applicable to the Notes

Issuer:	Take-Two Interactive Software, Inc.

Trade Date:	January 4, 2024

Settlement Date:	January 8, 2024 (T+2)

Ratings*:	Moody’s: Baa2 (s) S&P: BBB (s)

Minimum Denomination:	$2,000 and any integral multiples of $1,000 in excess thereof

Active Lead Bookrunner:	J.P. Morgan Securities LLC

Joint Passive Bookrunners:	Wells Fargo Securities, LLC BNP Paribas Securities Corp. BofA Securities, Inc.

Co-Managers:	HSBC Securities (USA) Inc.

Terms Applicable to the 2026 Notes

Title of Security:	5.000% Senior Notes due 2026 (the “2026 Notes”)

Principal Amount:	$50,000,000. The 2026 Notes will be issued as additional notes under the indenture pursuant to which the Issuer previously issued $500,000,000 in aggregate principal amount of its 5.000% Senior Notes due 2026 (the “Existing 2026 Notes”). The 2026 Notes will be consolidated and form a single series with the Existing 2026 Notes. Accordingly, the 2026 Notes will (i) have the same terms (except the issue date and the initial offering price) and be treated as a single series of securities with the Existing 2026 Notes under the indenture, (ii) have the same CUSIP number as the Existing 2026 Notes, and (iii) be fungible with the Existing 2026 Notes for U.S. federal income tax purposes. Upon the issuance of the 2026 Notes, an aggregate principal amount of $550,000,000 of 5.000% Senior Notes due 2026 will be outstanding.

Maturity:	March 28, 2026

Coupon:	5.000%

Issue Price:	99.907%, plus accrued and unpaid interest from, and including, September 28, 2023 to, but excluding, the Settlement Date in the aggregate amount of $694,444.44.

Interest Payment Dates:	March 28 and September 28, commencing on March 28, 2024

Yield to Maturity:	5.041%

Spread to Benchmark Treasury:	+65 bps

Benchmark Treasury:	UST 4.250% due December 31, 2025

Benchmark Treasury Price and Yield:	99-23+ and 4.391%

Redemption Provisions:

Make-Whole Call:	Prior to March 28, 2026, at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest, if any.

CUSIP:	874054AJ8

ISIN:	US874054AJ85

Terms Applicable to the 2028 Notes

Title of Security:	4.950% Senior Notes due 2028 (the “2028 Notes”)

Principal Amount:	$300,000,000. The 2028 Notes will be issued as additional notes under the indenture pursuant to which the Issuer previously issued $500,000,000 in aggregate principal amount of its 4.950% Senior Notes due 2028 (the “Existing 2028 Notes”). The 2028 Notes will be consolidated and form a single series with the Existing 2028 Notes. Accordingly, the 2028 Notes will (i) have the same terms (except the issue date and the initial offering price) and be treated as a single series of securities with the Existing 2028 Notes under the indenture, (ii) have the same CUSIP number as the Existing 2028 Notes, and (iii) be fungible with the Existing 2028 Notes for U.S. federal income tax purposes. Upon the issuance of the 2028 Notes, an aggregate principal amount of $800,000,000 of 4.950% Senior Notes due 2028 will be outstanding.

Maturity:	March 28, 2028

Coupon:	4.950%

Issue Price:	99.872%, plus accrued and unpaid interest from, and including, September 28, 2023 to, but excluding, the Settlement Date in the aggregate amount of $4,125,000.00.

Interest Payment Dates:	March 28 and September 28, commencing on March 28, 2024

Yield to Maturity:	4.982%

Spread to Benchmark Treasury:	+100 bps

Benchmark Treasury:	UST 3.750% due December 31, 2028

Benchmark Treasury Price and Yield:	98-30 3⁄4 and 3.982%

Redemption Provisions:

Make-Whole Call:	Prior to February 28, 2028, at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any.

Par Call:	On or after February 28, 2028, at 100% of the principal amount, plus accrued and unpaid interest thereon to, but not including, the redemption date.

CUSIP:	874054AK5

ISIN:	US874054AK58

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.